

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

William Dockman
Chief Financial Officer
W R GRACE & CO
7500 Grace Drive
Columbia, ND 21044-4098

> **Re: W R GRACE & CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No: 1-13953**

Dear Mr. Dockman:

We have reviewed your August 11, 2020, response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Note 10. Commitments and Contingent Liabilities
Other Legacy Matters, page 95

1. We note your response to prior comment 1 from our letter dated July 23, 2020. You indicate that the dam and spillway (KDID) was built proactively to prevent environmental contamination, not in response to any environmental remediation obligation.   You further note that the KDID is regulated by the Montana Department of Natural Resources and Conservation (DNRC) and the permit issued in March 2019 requires that you complete construction of a new spillway before the permit is further renewed in five years. Please clarify if you are legally obligated to operate the KDID.   If so, please fully explain this obligation. If not, please address the following to explain why it was appropriate to accrue for the future costs of construction under CON 6:

   • More fully explain why the issuance of the March 2019 permit created a current

liability to reconstruct the KDID. Specifically, address how you determined a present obligation to reconstruct the KDID existed if you are not under any contractual obligation to operate the KDID; and
- Clarify whether you are legally obligated to renew the March 2019 permit in five years if you chose to no longer operate the KDID.

You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Jeanne Baker, Staff Accountant, at (202)551-3691 or Terence O'Brien, Accounting Branch Chief, at (202)551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences